

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

<u>Via E-mail</u>
M. Sean Radcliffe
Senior Vice President and General Counsel
Ciber, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, Colorado 80111

      Re: **Ciber, Inc.**
              Form 10-Q
              Filed April 30, 2013
              File No. 001-13103

Dear Mr. Radcliffe:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

If you have any questions regarding this letter, please contact me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                      Sincerely,

                      /s/ Matthew Crispino

                      Matthew Crispino
                      Staff Attorney